

Mail Stop 7010

December 23, 2005

Mr. Andrew Boulanger
Chief Financial Officer
Bennett Environmental Inc.
Suite 208 – 1540 Cornwall Road
Oakville, Ontario, Canada L6J 7W5

   RE: Form 40-F for the Fiscal Year ended December 31, 2004
      Form 6-K for the Fiscal Quarters ended March 31, 2005,
      June 30, 2005 and September 30, 2005
      File No. 0-30946

Dear Mr. Boulanger:

   We have reviewed your response letter dated October 3, 2005 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended December 31, 2004

1. We have reviewed you response to comment 2. Please tell us and disclose in
    future filings your revenue recognition policy for claims and unapproved change
    orders. Please also disclose the amount of revenue recognized in each period
    presented attributable to claims and unapproved change orders, if material.

2. It appears that you recognized $9.2 million of revenue related to claims for extra
    expenses in 2003, but reduced your expectation of recovery of this claim by $4.3
    million in 2004. If so, please tell us the factors that caused you to reduce
    revenues by $4.3 million in 2004, including why these factors were not known to
    you in 2003. In addition, please explain why, at December 31, 2004 and
    September 30, 2005, you continue to believe the $4.9 million receivable is
    collectible.

3. We have reviewed your response to comment 8. It appears that you account for
    your soil and debris contracts under the completed contract because they are
    short-term contracts. Please confirm. Please also tell us the typical length of time
    of your soil and other debris contracts. Please also update your revenue
    recognition policy for multiple element contracts to disclose the actual accounting
    policy for these contracts as discussed in your response to our comment.

4. Please provide the following representations by representatives of the company as
    opposed to your attorney on behalf of the company:

    - the company is responsible for the adequacy and accuracy of the disclosure in
    their filings;
    - staff comments or changes to disclosures in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

$$*\quad*\quad*\quad*$$

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence

file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3255.

                                    Sincerely,

                                    Nili Shah
                                    Branch Chief